Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Form 6-K and our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”).

Unless the context requires otherwise, the terms “Beamr,” “we,” “us,” “our,” “the Company,” and similar designations refer to Beamr Imaging Ltd. and its wholly owned subsidiaries Beamr, Inc. and Beamr Imaging RU LLC. References to “ordinary shares”, “warrants” and “share capital” refer to the ordinary shares, warrants and share capital, respectively, of Beamr.

References to “U.S. dollars” and “$” are to currency of the United States of America. References to “ordinary shares” are to our ordinary shares, par value NIS 0.05 per share. Our financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our expected results for any future periods.

Forward-Looking Statements

Certain information included in this discussion may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our business, development and operating goals and strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;

●	our future business development, financial condition and results of operations;

●	the commercialization and market acceptance of our current and future products;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with customers, business partners and strategic partners;

●	our dependence on and the success of our strategic relationships with third parties and service providers;

●	the trends in, expected growth in and market size of the global image and video storage, video streaming, and public cloud video storage industries;

●	our estimates of, and future expectations regarding, our market opportunity;

●	our ability to maintain and enhance our market position;

●	our ability to expand our video compression and optimization technologies into autonomous vehicle applications and drive customer adoption in the industry;

●	our expectations regarding the growth of the autonomous vehicle and machine vision industries and the increasing demand for efficient video data processing solutions in those markets;

●	our ability to attract customers, grow our retention rates, expand usage and sell subscription plans;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	the competitive environment and landscape and potential competitor behavior in our industry and the overall outlook in our industry;

●	our ability to maintain the security and availability of our products and solutions and to maintain privacy, data protection and cybersecurity;

●	our plans and ability to obtain or protect intellectual property rights, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others;

●	the need to hire additional personnel and our ability to attract, train and retain such personnel;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

●	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future development and operating expenses and capital expenditure requirements;

●	risks related to our international operations and our ability to expand our international business operations;

●	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

●	the effects of currency exchange rate fluctuations on our results of operations;

●	risks related to unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	our ability to generate revenue and profit margin under our collaboration with third parties and anticipated contracts which is subject to certain risks;

●	the effects of geopolitical events, including instability or the escalation of armed conflicts in the Middle East; and

●	those factors referred to under the headings “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

Readers are urged to carefully review and consider the various disclosures made throughout the following discussion which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in the following discussion are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in the following discussion. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

Beamr is a world leader in content-adaptive video compression. We are trusted by leading global technology companies, including NVIDIA and Amazon Web Services (AWS), and serve top media companies such as Netflix, Paramount and JioHotstar.

We are a leading innovator in video compression for both human viewing and machine vision. Our solutions enable customers to deliver media content with exceptional quality and performance, and allow efficient, cost-effective petabyte-scale machine vision video data workflows. With our Emmy®-winning patented technology, we transform complex video workflows into reliable, scalable operations that reduce storage and delivery costs by up to 50% while preserving visual quality and machine learning (ML) accuracy.

Our customers include tier one over-the-top (OTT) content distributors, video streaming platforms, and Hollywood studios. They rely on our suite of products and expertise to reduce the cost and complexity associated with storing, distributing and monetizing video and images across devices.

Our approach addresses core business needs in artificial intelligence (AI) and machine vision industries, such as autonomous vehicles (AV), where video is central to operations and its usage is growing rapidly. For AI businesses, massive “data factories” process tens to hundreds of petabytes of real-world and synthetic footage. Managing this scale creates pressing, costly challenges, including long-term storage and significant infrastructure investment. Our solutions power efficient video processing that preserves ML model accuracy while also addressing the urgent demand for smart compression.

Our expansion into machine vision, including AV applications, resulted from the internal development of our core technology and a strategic focus on GPU-based video encoding. As demand increases for video solutions used in machine vision workloads rather than human viewing, we extended our existing content-adaptive compression technology and developed additional tools designed to address the requirements of these use cases. Since the beginning of 2026, we have continued to advance the commercialization of our machine vision solutions by expanding their availability through industry software platforms, introducing customer evaluation methodologies designed to accelerate adoption, and expanding our engagement with OEMs, Tier 1 suppliers and strategic ecosystem partners. These developments enable more efficient video processing for emerging machine vision markets, including autonomous vehicles, while maintaining data fidelity and machine learning model performance.

Beamr was built around a simple principle that even small changes to video can have outsized consequences for quality and system performance. From the beginning, our focus has been on how compression affects quality - not only how content looks, but how it performs across downstream systems. Our progress in machine vision reflects a broader shift in the video landscape - as AI systems scale, video is increasingly used not only for delivery, but also as training data, decision data, and operational ground truth - where even small changes can affect system behavior and trust. This shift is changing how video must be processed and validated, and requires solutions that preserve visual quality and data fidelity. Our mission is to deliver the solutions required to support this new era of AI-driven video infrastructure.

Components of Our Results of Operations

Revenue

Software Licensing

Our revenues are mainly comprised of revenue from licensing the rights to use our software for a limited term (mainly for a period of one to three years) or on a perpetual basis for enterprises that incorporate our perpetual license in their own products delivered to end users and for our products sold to thousands of private consumers, as applicable to each contract, and from and provision of related maintenance and technical support services (i.e. Post-Contract Customer Support, or PCS).

Revenue from the sale of software license (either timely-based or perpetual) is recognized at a point in time in which the license is delivered to the customer. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenue from PCS services are also derived from annual maintenance providing for unspecified upgrades on a when-and-if-available basis. We consider the PCS performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period (mainly over a period of one year either for timely-based license or for perpetual license).

Advertising

Commencing 2022, revenue in small volume is also derived from the traffic operations in the Google AdSense program, a web advertising platform, that we make available on our websites. Google pays us on a cost-per-click basis. We recognize as revenue the fees paid to it by Google based on the volume of clicks through to Google AdSense advertisements.

Cost of Revenue

Cost of software licensing and related maintenance and technical support services revenues primarily consist of costs related to salaries, of our support team and additional overhead allocation costs such as rent and utilities to all departments based on relative headcount. In addition, cost of revenues includes amortization of internal-use software costs that were capitalized.

Gross Margins

Gross margins have been, and will continue to be, affected by a variety of factors, including the average sales price of our products and services, volume growth, the mix of revenues, software licenses, maintenance and technical support and professional services, onboarding of new media and telecom customers, and changes in cloud infrastructure and personnel costs.

Operating Expenses

Research and Development

Our research and development expenses consist primarily of costs incurred for personnel-related expenses for our technical staff, including salaries and other direct personnel-related costs. Additional expenses include consulting, amortization of acquired technology and professional fees for third-party development resources. We expect our research and development expenses to increase in absolute dollars for the foreseeable future as we continue to dedicate substantial resources to develop, improve and expand the functionality of our solutions.

Selling and Marketing Expenses

Our selling and marketing expenses consist primarily of personnel related costs for our sales and marketing functions, including salaries and other direct personnel-related costs. Additional expenses include consulting, conferences, sponsorships and marketing program costs. We expect our selling and marketing expenses will increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth. We also anticipate that selling and marketing expenses will increase as a percentage of revenue in the near and medium-term.

General and Administrative Expenses

Our general and administrative expenses consist primarily of personnel-related costs for our executive, finance, human resources, professional fees, information technology and legal functions, including salaries and other direct personnel-related costs. We expect general and administrative expenses to increase on an absolute dollar basis for the foreseeable future as we continue to increase investments to support our growth and as a result of our becoming a public company.

We allocate overhead expenses related to the services agreement under which we receive recurring consulting and related services from our founder Sharon Carmel as Chief Executive Officer and an entity controlled by him, Sharon Carmel Management, Ltd. The allocation was based on the management estimation to reflect the contribution to the related activity.

Financing Income (Expenses), Net

Financing income (expenses), net consists of interest income on bank deposits and foreign exchange gains and losses.

Taxes on Income

We are subject to taxes in jurisdictions or countries in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Due to cumulative net operating losses, we maintain a full valuation allowance against our deferred tax assets.

Six months ended June 30, 2026, compared to six months ended June 30, 2025

Operating Results

The following table sets forth a summary of our operating results:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Revenues	$884	$1,068
Cost of revenues	$(140)	$(151)
Gross profit	$744	$917
Operating expenses:
Research and development	$(2,633)	$(2,043)
Sales and marketing	$(1,463)	$(1,061)
General and administrative	$(1,087)	$(1,231)
Operating loss	$(4,439)	$(3,418)
Financing income (expenses), net	$45	$244
Loss before taxes on income	$(4,394)	$(3,174)
Taxes on income	$(10)	$(11)
Net loss	$(4,404)	$(3,185)

Revenues, Cost of Revenues and Gross Profit

The following table presents our revenue, cost of revenues and gross profit for the periods indicated:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Revenues	$884	$1,068
Cost of revenues	$(140)	$(151)
Gross profit	$744	$917

Revenues decreased by $0.18 million, or 17% to $0.9 million for the six months ended June 30, 2026, from $1.07 million for the six months ended June 30, 2025. The decrease was primarily driven by a one-time proof-of-concept (POC) project recognized during 2025.

Operating Expenses

Research and Development Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Salary and related expenses	$(1,631)	$(1,388)
Professional fees	$(784)	$(481)
Depreciation, amortization	$(7)	$(6)
Travel and overhead expenses	(211)	(168)
Total research and development expenses	$(2,633)	$(2,043)

Research and development expenses increased by $0.59 million, or 29% to $2.6 million for the six months ended June 30, 2026, from $2.04 million for the six months ended June 30, 2025. The increase was primarily due to an increase of $0.2 million in salaries due to increased personnel and an increase of $0.3 million in professional fees due to additional sub-contractors.

Selling and Marketing Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Salary and related expenses	$(964)	$(600)
Professional fees and platform commissions	$(214)	$(208)
Depreciation, amortization	$(9)	$(12)
Marketing conferences and trade shows	$(124)	$(120)
Travel and overhead expenses	$(152)	$(121)
Total selling and marketing expenses	$(1,463)	$(1,061)

Selling and marketing expenses increased by $0.4 million, or 38% to $1.4 million for the six months ended June 30, 2026, from $1.06 million for the six months ended June 30, 2025. The increase was primarily due to an increase of $0.36 million in salaries due to additional sales and sales engineering personnel to support increased POCs.

General and Administrative Expenses

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Salary and related expenses	$(474)	$(492)
Professional fees and consulting	$(547)	$(617)
Overhead allocated	$191	$129
Travel, office and other expenses	$(257)	$(251)
Total general and administrative expenses	$(1,087)	$(1,231)

General and administrative expenses decreased by $0.14 million, or 12% to $1.08 million for the six months ended June 30, 2026, from $1.23 million for the six months ended June 30, 2025. The decrease was primarily due to fewer professional fees.

Financing Income (Expenses), Net

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Amortization of discount and accrued interest on straight loan received from commercial banks	$-	$(30)
Interest income on bank deposits	$112	296
Exchange rate differences and other finance expenses	$(67)	$(22)
Total financing expenses, net	$45	$244

Financing income decreased by $0.2 million, or 81% to $0.04 million for the six months ended June 30, 2026, from $0.24 million for the six months ended June 30, 2025. The decrease was primarily driven by lower interest income on bank deposits

Taxes on Income

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Taxes on income	$(10)	$(11)

Taxes on income were not material for either the six months ended June 30, 2026 or the six months ended June 30, 2025, and there was no material change compared to the prior-year period.

JOBS Act

Under the Jumpstart Our Business Startups Act, an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an “emerging growth company” to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. Although we meet the definition of an “emerging growth company” and we have elected not to use this extended transition period for complying with new or revised accounting standards.

Liquidity and Capital Resources

We have financed our operations through cash generated from operations, proceeds received from private offerings, and proceeds from our initial public offering on the Nasdaq in March 2023 and our follow-on public offering in February 2024.

We believe that our existing capital resources and cash flows from operations together with funds received from the initial public offering and follow on offering will be adequate to satisfy our expected liquidity requirements through the next twelve months. Without derogating from the foregoing estimate regarding our existing capital resources and cash flows from operations, we may decide to raise further funds in the future through additional public or private offerings. We believe that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity beyond the next twelve months.

Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors as described under “Risk Factors” in the Annual Report.

To the extent additional funds are necessary to meet our long-term liquidity needs as we continue to execute our business strategy, we anticipate that they will be obtained through the incurrence of additional indebtedness, additional equity financings or a combination of these potential sources of funds; however, such financing may not be available on favorable terms, or at all. If we are unable to raise additional funds when desired, our business, financial condition and results of operations could be adversely affected.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Six Months Ended June 30,
(U.S. dollars in thousands)	2026	2025

Net cash used in operating activities	$(3,739)	(2,472)
Net cash used in investing activities	$7,490	(7,609)
Net cash provided (used) by financing activities	$-	(109)
Change in cash, cash equivalents	$3,751	(10,190)
Cash, cash equivalents at beginning of period	$3,985	16,483
Cash, cash equivalents at end of period	$7,736	6,293

Net cash used in operating activities

For the six months ended June 30, 2026, net cash used in operating activities was mainly due to a net loss of $4.4 million, which was offset by depreciation and amortization of $0.12 million, share-based compensation expenses of $0.31 million and changes in other working capital items of $0.23 million as shown in the condensed consolidated statement of cash flows of the interim financial statements.

For the six months ended June 30, 2025, net cash used in operating activities was mainly due to a net loss of $3.18 million, which was offset by depreciation and amortization of $0.12 million, share-based compensation expenses of $0.32 million and changes in other working capital items of $0.27 million as shown in the condensed consolidated statement of cash flows of the interim financial statements.

Investing Activities

For the six months ended June 30, 2026, net cash provided by investing activities was primarily attributable to the maturity of $7.5 million of short-term bank deposits.

For the six months ended June 30, 2025, net cash used in investing activities was mainly due to a $7.6 million investment in short-term bank deposits.

Financing Activities

There were no financing activities during the six months ended June 30, 2026 as we finished repaying a loan from a commercial bank during the end of 2025.

Net cash used in financing activities of $0.11 million for the six months ended June 30, 2025 was mainly due to the repayment of principal relating to straight loan received from commercial bank of $0.13 million offset by proceeds received from exercise of options into shares of $0.02 million.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2026.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

See Note 2 to the audited consolidated financial statements for the year ended December 31, 2025 in the Annual Report for additional information regarding these and our other significant accounting policies.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in exchange rates, interest rates and inflation. All of these market risks arise in the ordinary course of business, as we do not engage in speculative trading activities. The following analysis provides additional information regarding these risks.

Foreign Currency and Exchange Risk

Our functional currency and all of our subsidiaries all of which are primarily a direct and integral component of our operation is the U.S. dollars, as the U.S. dollars is the primary currency of the economic environment in which us and our subsidiaries have operated (which is the currency of the environment in which an entity primarily generates cash) and expects to continue to operate in the foreseeable future. Our sales are mainly denominated in U.S. dollars. A significant portion of our operating costs are in Israel and in Russia, consisting principally of salaries and related personnel expenses, and facility expenses, which are denominated in NIS and RUB. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS and RUB. Furthermore, we anticipate that a significant portion of our expenses will continue to be denominated in NIS and RUB. We do not hedge against currency risk. We cannot predict any future trends in the rate of appreciation or devaluation (if any) of the NIS against the U.S. dollar. For example, the NIS appreciated significantly relative to the U.S. dollar, on average, by 12.5% in 2025 and by approximately 10% during the six months ended June 30, 2026, thereby increasing the U.S. dollar cost of our NIS-denominated expenses. Any significant revaluation of the NIS or RUB may materially and adversely affect our cash flows, revenues and financial condition. A hypothetical 10% change in foreign currency exchange rates applicable to our business would have had an impact on our results for the six months ended June 30, 2026 of $0.4 million due to NIS, and $0.03 million due to RUB. Fluctuations in the NIS or RUB exchange rate, or even the appearance of instability in such exchange rate, could adversely affect our ability to operate our business and may impact our results of operations.

Impact of Inflation

While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we do not believe inflation has had a material effect on our historical results of operations and financial condition. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases or other corrective measures, and our inability or failure to do so could adversely affect our business, financial condition and results of operations.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our ordinary shares or could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.